#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NEWS RELEASE

NR11-03	21 March, 2011

Multiple Copper – Gold Porphyry Targets Identified
at Cobrecon & Cobrecon Sur

New Surface Copper Mineralization, Robust Potassic Alteration and
Quartz Veining Over 1 Kilometre – Remains Open

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (OTCQX: DRIFF, TSX-V: DRI, Frankfurt: D05) announces receipt of additional Cobrecon soil sampling results from Minera Afrodita - Dorato has a right to acquire 100% of Minera Afrodita. Preliminary mapping at Cobrecon confirms the presence of prospective (potassic) altered granodiorite, diorite and massive magnetite skarn underlying the target area. Copper (chalcopyrite) mineralization mapped at surface is coincident with potassic alteration of granodiorite and overlying sandstone.

In addition, sampling of soils and rocks is currently underway at the new Cobrecon Sur porphyry target as defined by its geophysical and geochemical signatures.

Initial field investigation has revealed a large area of quartz vein stockwork and associated copper (chalcopyrite) mineralization. Potassically altered diorites contain disseminated and vein chalcopyrite as well as trace bornite. Limited work to date at Cobrecon Sur has defined this alteration and mineralization over an area of 1 kilometre by 250 metres, which remains open. The overall trend of the stockwork zone and the dominant direction of veining are northwest, parallel to the geochemical and geophysical anomalies and to known productive mineralizing trends nearby in Ecuador.

Both Cobrecon and Cobrecon Sur are high priority drill targets. Surface sampling and mapping will continue to further define these targets ahead of near-term drill testing. Drilling is ongoing at Lucero with results from drillholes 019 to 022 pending.

Geophysical data followed-up with stream and then soil geochemical sampling, together with geological mapping, are the primary target-generation tools being used in the Cordillera del Condor. With belt-wide geophysical surveys (now complete), surface sampling and mapping will quickly define additional drill targets.

Dorato Resources Inc.	2	21 March 2010
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Cobrecon Porphyry Target

Intense magnetic highs adjacent to magnetic lows, are similar to magnetic anomalies known to be associated with skarn gold-copper mineralization at the Lucero prospect. At Cobrecon, the area of extreme magnetic variation is now covered by the soil sampling, and is coincident with anomalous copper, molybdenum and zinc values (Figure 1). Preliminary mapping has outlined a zone of massive magnetite over 300 metres wide and 800 metres long within altered volcanic sediments and tuffs. Anomalous gold appears to be associated with an overlying sedimentary package and is independent largely of the other metals.

Figure 1: Cobrecon Drill Target Maps. Preliminary results from an on-going program of ridge soil sampling; note the number of samples pending results.

Dorato Resources Inc.	3	21 March 2010
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Recently received soil sample results complete the soil data coverage over the Cobrecon anomalies. Copper ranges from 2 ppm to 1381ppm (0.14%) – highly anomalous by comparison with normal levels of copper in soil. Molybdenum, considered immobile and a reliable indicator of subsurface mineralization, ranges from <1 ppm to 43 ppm. Zinc, which is anomalous over the interpreted skarn, is depleted over the porphyry target, which is typical of productive porphyries in the region.

Preliminary mapping at Cobrecon confirms the presence of potassic altered granodiorite and sandstone, and massive magnetite skarn underlying the target area. Chalcopyrite mineralization mapped at surface is coincident with potassic alteration of granodiorite and indicative of porphyry mineralization.

Cobrecon Sur Porphyry Target

Additional soil sampling will be completed in the coming weeks along ridges to the south at Cobrecon Sur (Figure 2), where there is a broad magnetic low coincident with silt anomalies in copper, molybdenum, and zinc. Surface mapping has revealed a large area of quartz vein stockwork and associated chalcopyrite (copper) mineralization hosted by diorite and tonalite.

Figure 2: Regional View of Cobrecon and Cobrecon Sur - Airborne magnetic, gridded copper stream sediment anomalies and soil ridge anomalies.
The on-going program of ridge soil sampling aims to better define drill targets. Note - samples for which results have not yet been received are shown as black triangles. Red lines indicate sample traverses which are in progress.

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Potassically altered diorites contain disseminated and vein chalcopyrite as well as trace bornite. Limited work to date at Cobrecon Sur has defined this alteration and mineralization over an area of 1 kilometre by 250 metres, which remains open. The overall trend of the stockwork zone and the dominant direction of veining is northwest, parallel to the geochemical and geophysical anomalies.

Figure 3: Quartz stockwork at Cobrecon Sur: This stockwork persists over at least 1km along the main northwest strike of the soil anomaly, and is at least 250 metres wide, with disseminated chalcopyrite extending beyond the veining.

Ongoing Work

During the soil and rock sampling at Cobrecon Sur, the next two regional targets will be silt and rock sampled. These are the T3 (magnetic low porphyry target) and T5 (sharp magnetic high skarn target).

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times. On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp's Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc's Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional 0.71 million ounces inferred contained ounces averaging 11.5 g/t gold). The technical information with respect to the above deposits was obtained through the respective companies' public disclosure documents available on SEDAR.

Qualified Person

John Drobe, P.Geo., Dorato’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release. Mr. Drobe is not independent of the Company as he is an officer and a shareholder.

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The results of the geophysical survey have been reviewed by Brian Williams, consulting geophysicist, who checked data quality during data acquisition and assists with ongoing interpretation.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist. Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) “Keith Henderson”
President & CEO
For further information please contact:

Steve Stakiw, Manager – Corporate Communications
Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: 604-638-5817

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times. Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera del Condor and a highly strategic position in this emergent gold district. Dorato is well funded and possesses experienced management with a proven track record.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Dorato Resources Inc.	6	21 March 2010
NR11-03 Continued

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.